UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

WORLD HEART CORPORATION

 (Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

980905301

(CUSIP Number)

Attention: General Counsel
Venrock Associates V, L.P.
Venrock Entrepreneurs Fund V, L.P.
Venrock Partners V, L.P.
Venrock Management V, LLC
VEF Management V, LLC
Venrock Partners Management V, LLC
3340 Hillview Avenue
Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 980905301	Page 2 of 14

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 41-2236453
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		110,000,000[2]
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		110,000,000[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,000[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D. While the Venrock Entities purchased the common shares simultaneously with issuances to ABIOMED, Inc. (“Abiomed”), Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin W. Marxe (collectively, “SSF”) and New Leaf Ventures II, L.P (“New Leaf”) pursuant to the Recapitalization Agreement dated June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart Inc., the Venrock Entities, Abiomed, SSF and New Leaf (the “Recapitalization Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with Abiomed, SSF and New Leaf.

[2]
As described in Item 3 below, Venrock Associates V, L.P. acquired 99,253,000 common shares of the Issuer, Venrock Entrepreneurs Fund V, L.P. acquired 2,332,000 common shares of the Issuer and Venrock Partners V, L.P. acquired 8,415,000 common shares of the Issuer pursuant to the Recapitalization Agreement. As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 110,000,000 common shares of the Issuer and each has shared voting and dispositive power over such shares.

[3]
This percentage is calculated based upon 397,530,124 outstanding common shares of the Issuer, which is the number of common shares of the Issuer outstanding on August 13, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2008 and which includes the 386,000,000 common shares of the issuer issued on July 31, 2008 pursuant to the Recapitalization Agreement.

CUSIP No. 980905301	Page 3 of 14

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8536980
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		110,000,000[2]
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		110,000,000[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,000[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D. While the Venrock Entities purchased the common shares simultaneously with issuances to ABIOMED, Inc. (“Abiomed”), Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin W. Marxe (collectively, “SSF”) and New Leaf Ventures II, L.P (“New Leaf”) pursuant to the Recapitalization Agreement dated June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart Inc., the Venrock Entities, Abiomed, SSF and New Leaf (the “Recapitalization Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with Abiomed, SSF and New Leaf.

[2]
As described in Item 3 below, Venrock Associates V, L.P. acquired 99,253,000 common shares of the Issuer, Venrock Entrepreneurs Fund V, L.P. acquired 2,332,000 common shares of the Issuer and Venrock Partners V, L.P. acquired 8,415,000 common shares of the Issuer pursuant to the Recapitalization Agreement. As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 110,000,000 common shares of the Issuer and each has shared voting and dispositive power over such shares.

[3]
This percentage is calculated based upon 397,530,124 outstanding common shares of the Issuer, which is the number of common shares of the Issuer outstanding on August 13, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2008 and which includes the 386,000,000 common shares of the issuer issued on July 31, 2008 pursuant to the Recapitalization Agreement.

CUSIP No. 980905301	Page 4 of 14

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8536996
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		110,000,000[2]
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		110,000,000[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,000[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D. While the Venrock Entities purchased the common shares simultaneously with issuances to ABIOMED, Inc. (“Abiomed”), Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin W. Marxe (collectively, “SSF”) and New Leaf Ventures II, L.P (“New Leaf”) pursuant to the Recapitalization Agreement dated June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart Inc., the Venrock Entities, Abiomed, SSF and New Leaf (the “Recapitalization Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with Abiomed, SSF and New Leaf.

[2]
As described in Item 3 below, Venrock Associates V, L.P. acquired 99,253,000 common shares of the Issuer, Venrock Entrepreneurs Fund V, L.P. acquired 2,332,000 common shares of the Issuer and Venrock Partners V, L.P. acquired 8,415,000 common shares of the Issuer pursuant to the Recapitalization Agreement. As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 110,000,000 common shares of the Issuer and each has shared voting and dispositive power over such shares.

[3]
This percentage is calculated based upon 397,530,124 outstanding common shares of the Issuer, which is the number of common shares of the Issuer outstanding on August 13, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2008 and which includes the 386,000,000 common shares of the issuer issued on July 31, 2008 pursuant to the Recapitalization Agreement.

CUSIP No.980905301	Page 5 of 14

1	NAMES OF REPORTING PERSONS: VENROCK MANAGEMENT V, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 65-1302169
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		110,000,000[2]
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		110,000,000[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,000[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D. While the Venrock Entities purchased the common shares simultaneously with issuances to ABIOMED, Inc. (“Abiomed”), Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin W. Marxe (collectively, “SSF”) and New Leaf Ventures II, L.P (“New Leaf”) pursuant to the Recapitalization Agreement dated June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart Inc., the Venrock Entities, Abiomed, SSF and New Leaf (the “Recapitalization Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with Abiomed, SSF and New Leaf.

[2]
As described in Item 3 below, Venrock Associates V, L.P. acquired 99,253,000 common shares of the Issuer, Venrock Entrepreneurs Fund V, L.P. acquired 2,332,000 common shares of the Issuer and Venrock Partners V, L.P. acquired 8,415,000 common shares of the Issuer pursuant to the Recapitalization Agreement. As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 110,000,000 common shares of the Issuer and each has shared voting and dispositive power over such shares.

[3]
This percentage is calculated based upon 397,530,124 outstanding common shares of the Issuer, which is the number of common shares of the Issuer outstanding on August 13, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2008 and which includes the 386,000,000 common shares of the issuer issued on July 31, 2008 pursuant to the Recapitalization Agreement.

CUSIP No. 980905301	Page 6 of 14

1	NAMES OF REPORTING PERSONS: VEF MANAGEMENT V, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8536953
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		110,000,000[2]
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		110,000,000[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,000[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D. While the Venrock Entities purchased the common shares simultaneously with issuances to ABIOMED, Inc. (“Abiomed”), Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin W. Marxe (collectively, “SSF”) and New Leaf Ventures II, L.P (“New Leaf”) pursuant to the Recapitalization Agreement dated June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart Inc., the Venrock Entities, Abiomed, SSF and New Leaf (the “Recapitalization Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with Abiomed, SSF and New Leaf.

[2]
As described in Item 3 below, Venrock Associates V, L.P. acquired 99,253,000 common shares of the Issuer, Venrock Entrepreneurs Fund V, L.P. acquired 2,332,000 common shares of the Issuer and Venrock Partners V, L.P. acquired 8,415,000 common shares of the Issuer pursuant to the Recapitalization Agreement. As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 110,000,000 common shares of the Issuer and each has shared voting and dispositive power over such shares.

[3]
This percentage is calculated based upon 397,530,124 outstanding common shares of the Issuer, which is the number of common shares of the Issuer outstanding on August 13, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2008 and which includes the 386,000,000 common shares of the issuer issued on July 31, 2008 pursuant to the Recapitalization Agreement.

CUSIP No. 980905301	Page 7 of 14

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS MANAGEMENT V, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-8536970
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☑[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		110,000,000[2]
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		110,000,000[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 110,000,000[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) : 27.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]
Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D. While the Venrock Entities purchased the common shares simultaneously with issuances to ABIOMED, Inc. (“Abiomed”), Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin W. Marxe (collectively, “SSF”) and New Leaf Ventures II, L.P (“New Leaf”) pursuant to the Recapitalization Agreement dated June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart Inc., the Venrock Entities, Abiomed, SSF and New Leaf (the “Recapitalization Agreement”), the Venrock Entities and the Venrock GPs expressly disclaim membership in a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with Abiomed, SSF and New Leaf.

[2]
As described in Item 3 below, Venrock Associates V, L.P. acquired 99,253,000 common shares of the Issuer, Venrock Entrepreneurs Fund V, L.P. acquired 2,332,000 common shares of the Issuer and Venrock Partners V, L.P. acquired 8,415,000 common shares of the Issuer pursuant to the Recapitalization Agreement. As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 110,000,000 common shares of the Issuer and each has shared voting and dispositive power over such shares.

[3]
This percentage is calculated based upon 397,530,124 outstanding common shares of the Issuer, which is the number of common shares of the Issuer outstanding on August 13, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2008 and which includes the 386,000,000 common shares of the issuer issued on July 31, 2008 pursuant to the Recapitalization Agreement.

CUSIP No. 980905301	Page 8 of 14

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Venrock Entities (as defined below) and the Venrock GPs (as defined below) to report the execution of a Recapitalization Agreement and the acquisition of common shares in connection therewith, as described in Item 3 below.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is common shares, no par value per share (the “Common Shares”), of World Heart Corporation, a Canadian corporation (the “Issuer” or “World Heart”). The principal executive offices of the Issuer are located at 7799 Pardee Lane, Oakland, CA 94621.

Item 2. Identity and Background.

(a)
This Schedule 13D is filed by Venrock Associates V, L.P., Venrock Entrepeneurs Fund V, L.P. and Venrock Partners V, L.P., each a Delaware limited partnership (the “Venrock Entities”), and Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC, each a Delaware limited liability company (the “Venrock GPs”).

(b)	The address of the principal place of business of each of the Venrock Entities and Venrock GPs is 3340 Hillview Avenue, Palo Alto, California 94304.

(c)	The principal business of each of the Venrock Entities and Venrock GPs is a venture capital investment business.

(d)
During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, any of the persons listed on Schedule 1 hereto (the “Listed Persons”) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Venrock Entities, Venrock GPs or, to the knowledge of the Venrock Entities and Venrock GPs, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Venrock Entity, Venrock GP or Listed Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a Delaware limited partnership and each of the Venrock GPs is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (i.e., the Listed Persons) and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the terms of that certain Recapitalization Agreement (the “Recapitalization Agreement”) dated June 20, 2008, as amended on July 31, 2008, by and among the Issuer, World Heart, Inc. (“WHI”), the Venrock Entities, ABIOMED, Inc. (“Abiomed”), Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin Marxe (collectively, “SSF”) and New Leaf Ventures II, L.P. (“New Leaf”), the Venrock Entities purchased an aggregate of 110,000,000 Common Shares (the “Shares”), at a price of $0.10 per share, for total consideration of $11,000,000. The purchase price paid by the Venrock Entities at the closing was offset by $700,000, which was the Venrock Entities’ portion of unpaid principal and interest on $1,400,0000 in demand notes the Venrock Entities and SSF provided to the Issuer as a bridge loan facility, $1,000,000 of which was funded on June 23, 2008 and $400,000 of which was funded on July 15, 2008, in each instance in equal portions by the Venrock Entities and SSF.

Prior to the acquisition of securities pursuant to the Recapitalization Agreement, the Venrock Entities and the Venrock GPs held no Common Shares.

The funds used by the Venrock Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Venrock Entities.

References to and descriptions of the transactions as set forth in this Item 3 are qualified in their entirety by reference to the Recapitalization Agreement, including Amendment No. 1 to the Recapitalization Agreement, and the form of demand note, which are incorporated in their entirety in this Item 3.

CUSIP No. 980905301	Page 9 of 14

Item 4. Purpose of Transaction.

The Venrock Entities agreed to purchase the Shares for investment purposes. Except as set forth herein and except that the Venrock Entities, the Venrock GPs or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Shares in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Shares now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Venrock Entities, the Venrock GPs or, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has any present plans which relate to or would result in:

(a)  the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)  any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the issuer;

(f)  any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)  changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)  causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

The Recapitalization Agreement provides, among other things, that, as long as the Venrock Entities and/or one or more of their respective affiliates collectively remain the beneficial owner of at least 5% of the outstanding Common Shares, the Venrock Entities will have the right to designate one person for election to the board of directors of the Issuer, and the Issuer will use its commercially reasonable efforts to cause the designee to be elected to the board of directors of the Issuer.

The Recapitalization Agreement provides, among other things, that promptly following July 31, 2008 (the “Closing Date”), the Issuer will call a meeting of its shareholders (the “Shareholders Meeting”) for the purpose of approving a reverse split of the Common Shares (the “Reverse Split”) in an effort to comply with the listing requirements of the NASDAQ Capital Market, particularly the $1.00 minimum bid price requirement.

References to and descriptions of the transactions as set forth in this Item 4 are qualified in their entirety by reference to the Recapitalization Agreement, including Amendment No. 1 to the Recapitalization Agreement, incorporated in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

The Venrock Entities and the Venrock GPs are members of a group for purposes of this Schedule 13D.

(a) As of the Closing Date, (i) Venrock Associates V, L.P. is the record owner of 99,253,000 Common Shares, (ii) Venrock Entrepeneurs Fund V, L.P. is the record owner of 2,332,000 Common Shares and (iii) Venrock Partners V, L.P. is the record owner of 7,650,000 Common Shares. Collectively, the Venrock Entities are the record owners of 110,000,000 Common Shares.

As the general partners of Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., and Venrock Partners V, L.P., respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC may be deemed to own beneficially all of the Shares.

Each of the Venrock Entities, the Venrock GPs and the Listed Persons may be deemed to own beneficially 27.7% of the outstanding Common Shares, which percentage is calculated based upon 397,530,124 outstanding common shares of the Issuer, which is the number of common shares of the Issuer outstanding on August 13, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2008 and which includes the 386,000,000 common shares of the issuer issued on July 31, 2008 pursuant to the Recapitalization Agreement.

CUSIP No. 980905301	Page 10 of 14

(b) Each of the Venrock Entities and Venrock GPs has sole power to vote or to direct the vote of no Common Shares, sole power to dispose or to direct the disposition of no Common Shares, shared power to vote or to direct the vote of 110,000,000 Common Shares and shared power to dispose or to direct the disposition of 110,000,000 Common Shares.

(c) Except as described herein, neither the Venrock Entities, the Venrock GPs nor, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has effected any transactions in the Common Shares during the past 60 days.

(d) No other person is known by the Venrock Entities and the Venrock GPs to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Venrock Entities and the Venrock GPs.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

Pursuant to the Recapitalization Agreement, World Heart agreed to issue 300,000,000 Common Shares for an aggregate purchase price of $30,000,000 (the “Issuance”). The Venrock Entities invested an aggregate of $11,000,000, SSF invested an aggregate of $9,000,000 and New Leaf invested an aggregate of $10,000,000. Simultaneously with the closing of the Issuance, pursuant to the Recapitalization Agreement, Abiomed converted the full amount of principal and interest owed on the $5,000,000 8% secured convertible promissory note (the “Note”) previously issued to Abiomed by the Issuer and WHI into 86,000,000 common shares of the Issuer, released the security interest in all of the assets of the Issuer and WHI that secured the Note, terminated the warrant Abiomed held to purchase 3,400,000 Common Shares, forgave other amounts owed to Abiomed by the Issuer and terminated all previously existing agreements, arrangements and understandings with the Issuer. The closing of the transactions occurred on July 31, 2008.

Pursuant to the Recapitalization Agreement and the Registration Rights Agreement dated as of July 31, 2008, by and among the parties to the Recapitalization Agreement (the “Registration Rights Agreement”), no later than the earlier of (i) 30 days after the Shareholders Meeting and (ii) September 30, 2008 (the “Filing Deadline”), the Issuer is required, at its expense, to file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to the resale of the Common Shares issued on the Closing Date pursuant to the Recapitalization Agreement. The Issuer is required to use commercially reasonable best efforts to have the registration statement declared effective as soon as practicable. In addition, the Venrock Entities may participate in certain registration statements filed by the Issuer in the event that a registration statement as described above is not effective in relation to any Shares.

If the registration statement (a) is not filed by the Filing Deadline, (b) is not declared effective prior to the earliest of (i) five (5) business days after the SEC shall have informed the Issuer that no review of the registration statement will be made or that the SEC has no further comments on the registration statement, (ii) the 90th day after the Shareholders Meeting or (iii) November 30, 2008, or (c) once effective, sales cannot be made pursuant to such registration statement for any reason (including without limitation by reason of a stop order, or the Issuer’s failure to update the registration statement), the Issuer is required to pay the Venrock Entities and the other investors a cash payment as liquidated damages and not as a penalty. This cash payment is calculated as $.001 multiplied by the number of registrable securities (as defined in the Registration Rights Agreement) held by such investor for each 30-day period of a registration default event described in (a), (b) or (c) above, prorated for partial periods. If the default event lasts less than 30 days, the liquidated damages apply on a pro rata basis for any portion of such a 30-day period.

Other than as described in this Schedule 13D, to the knowledge of the Venrock Entities and the Venrock GPs, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to and descriptions of the transactions as set forth in this Item 6 are qualified in their entirety by reference to the Recapitalization Agreement, including Amendment No. 1 to the Recapitalization Agreement, the Registration Rights Agreement and the form of demand note, which are incorporated in their entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits.

A. Recapitalization Agreement dated June 20, 2008 between the Issuer, World Heart Inc., a wholly-owned subsidiary of the registrant, ABIOMED, Inc., Venrock Partners V, L.P., Venrock Associates V,  L.P., Venrock Entrepreneurs Fund V, L.P., Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin Marxe (incorporated by reference to Exhibit 99.2 of World Heart Corporation’s Current Report on Form 8-K filed on June 25, 2008).

B. Form of Demand Note (incorporated by reference to Exhibit 99.3 of World Heart Corporation’s Current Report on Form 8-K filed on June 25, 2008).

C. Amendment No. 1 to the Recapitalization Agreement dated July 31, 2008 between the Issuer, World Heart Inc., a wholly-owned subsidiary of the Issuer, ABIOMED, Inc., Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., Austin Marxe and New Leaf Ventures II, L.P (incorporated by reference to Exhibit 99.2 of World Heart Corporation’s Current Report on Form 8-K filed on August 6, 2008).

D. Registration Rights Agreement dated July 31, 2008 between the Issuer, ABIOMED, Inc., Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., Austin Marxe and New Leaf Ventures II, L.P (incorporated by reference to Exhibit 99.3 of World Heart Corporation’s Current Report on Form 8-K filed on August 6, 2008).

E. Agreement regarding filing of joint Schedule 13D.

CUSIP No. 980905301	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2008

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

CUSIP No. 980905301	Page 12 of 14

SCHEDULE 1

Members

Brian D. Ascher
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Michael C. Brooks
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York 10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Eric S. Copeland
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Anthony B. Evnin
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York 10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Anders Hove
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York 10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Bryan E. Roberts
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Ray A. Rothrock
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

David E. Siminoff
c/o Venrock
530 Fifth Avenue, 22nd Floor
New York, New York 10036
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Anthony Sun
c/o Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

Michael F. Tyrrell
c/o Venrock
55 Cambridge Parkway, Suite 100
Cambridge, MA 02142
Principal Occupation: Member of Venrock Management V, LLC, Venrock Partners Management V, LLC, and VEF Management V, LLC
Citizenship: USA

CUSIP No. 980905301	Page 13 of 14

EXHIBIT INDEX

A. Recapitalization Agreement dated June 20, 2008 between the Issuer, World Heart Inc., a wholly-owned subsidiary of the registrant, ABIOMED, Inc., Venrock Partners V, L.P., Venrock Associates V,  L.P., Venrock Entrepreneurs Fund V, L.P., Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin Marxe (incorporated by reference to Exhibit 99.2 of World Heart Corporation’s Current Report on Form 8-K filed on June 25, 2008).

B. Form of Demand Note (incorporated by reference to Exhibit 99.3 of World Heart Corporation’s Current Report on Form 8-K filed on June 25, 2008).

C. Amendment No. 1 to the Recapitalization Agreement dated July 31, 2008 between the Issuer, World Heart Inc., a wholly-owned subsidiary of the Issuer, ABIOMED, Inc., Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., Austin Marxe and New Leaf Ventures II, L.P (incorporated by reference to Exhibit 99.2 of World Heart Corporation’s Current Report on Form 8-K filed on August 6, 2008).

D. Registration Rights Agreement dated July 31, 2008 between the Issuer, ABIOMED, Inc., Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., Austin Marxe and New Leaf Ventures II, L.P (incorporated by reference to Exhibit 99.3 of World Heart Corporation’s Current Report on Form 8-K filed on August 6, 2008).

E. Agreement regarding filing of joint Schedule 13D.

CUSIP No. 980905301	Page 14 of 14

Exhibit E

AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: October 30, 2008

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By: Name:	/s/ David L. Stepp David L. Stepp
Title:	Authorized Signatory